SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                                           Commission File Number 0-15238

                        NOTIFICATION OF LATE FILING
[X] Form 10-Q
For the Quarter Ended:  March 31, 1995

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                     Part I - Registrant Information

Full name of registrant:
  VICTORIA CREATIONS, INC.

Address of principal executive office (Street and Number):
  30 Jefferson Park Road

City, State and Zip Code:
  Warwick, RI 02888

                     Part II - Rule 12b-25 (b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date;

                           Part III - Narrative

State below in reasonable detail the reasons why Form 10-Q, could not be filed within the prescribed time period.

    During the quarter ended March 31, 1995, Registrant's Parent Company, United Merchants and Manufacturers, Inc., sold one of its other operations and commenced the shutdown of another, which was one of the Parent Company's segments. The sale of the operation required significant time of the employees who normally prepare the Registrant's filings with the Commission. In addition, the shutdown of the segment required that the Registrant's Parent Company's financial statements for applicable periods be restated to report separately the results of operations and the assets and liabilities of the continuing and the discontinued businesses. The personnel who prepare the Registrant's filings with the Commission have been occupied in restating the Registrant's Parent Company's prior period's financial statements. Also, the same personnel were preparing Quarterly Reports on Form 10-Q for both the Registrant and the Registrant's Parent Company. At this time, additional time is necessary to have the Form 10-Q reviewed by all the Registrant's appropriate personnel to assure adequate disclosure.

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                        Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Norman R. Forson               (201)                   837-1700
(Name)                         (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding periods for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes  [ ] No

    Net sales for the quarter ended March 31, 1995 increased 6% over the net sales of $10.6 million reported for prior year's same quarter. Registrant will report operating income of approximately $110,000 for the current quarter compared with operating income of $426,000 for last year's quarter. Net sales for the nine months ended March 31, 1995 increased approximately 23% over the $31.3 million reported for the prior year's nine months. For the nine months ended March 31, 1995, Registrant will report operating income of $2.3 million compared with an operating loss of $479,000 for last year's nine months. Registrant will report a net loss of approximately $760,000 and $730,000 for the three and nine months ended March 31, 1995 compared with a net loss of $100,000 and $2.0 million for the same periods of fiscal 1994, respectively.



                         VICTORIA CREATIONS, INC.
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date May 15, 1995              By /s/ Norman R. Forson
                                 Norman R. Forson
                                 Senior Vice President and
                                  Treasurer




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